

September 14, 2020

James McEntee
President and Chief Financial Officer
FinTech Acquisition Corp. III Parent Corp.
c/o FinTech Acquisition Corp. III
2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

> **Re: FinTech Acquisition Corp. III Parent Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 4, 2020**
> **File No. 333-240410**

Dear Mr. McEntee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-4, filed September 4, 2020

Risk Factors
Risks Relating to Paya's Business
"We rely on bank sponsors . . .", page 30

1.   We note your response to comment 4, including the following:

"Although the Company does not believe that Paya is substantially dependent on any of these contracts, it does feel it is appropriate to highlight the discretion available to the bank sponsors in these contracts and the possibility that the termination of a sponsorship could have an adverse impact on the Company's business due to the need to transition services to an alternative provider. If any of these contracts were terminated, the Company believes it would be able to enter into alternative arrangements, although the Company may not be able to procure terms of an equal or more advantageous nature. Additionally, each of these contracts have wind down and de-conversion periods, which the Company believes would allow sufficient time for the Company to replace any of the aforementioned sponsors during such de-conversion periods. The Company is unable to predict with any certainty which terms might change in such alternative arrangements."

To provide investors with context regarding the importance of these agreements to Paya, please amend your disclosure to include the substance of your response, quoted above.

Proposal No. 1 — The Business Combination Proposal
Background of the Merger, page 77

2.   We note your response to comment 9 and your amended disclosure throughout this section; however, your amended disclosure is not completely responsive to our comment. Please amend your disclosure to discuss the negotiations surrounding the percentages held in the combined company by each party, including the Company, Seller, and Blocker Seller.

Proposal No. 2 — The Charter Proposals
Vote Required for Approval, page 102

3.   We note your response to comment 16, and your amended disclosure on pages 100 and 102 of your filing. However, your response and amended disclosure are not completely responsive to our comment. Please consider unbundling the proposals into separate proposals so as to allow shareholders to vote separately on material matters, or tell us why you do not believe you are required to do so. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Division's Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

Information About Paya
Company Overview, page 134

4.   We note your response to comment 19 that you "revised the disclosure on page 134 of the Draft Amendment to disclose the Company's basis for concluding that Paya is a leading platform," but we were unable to find this revised disclosure. Please disclose the measure by which you determined that Paya is a "leading platform." For example, disclose whether Paya leads its competitors by market share, transaction volume, etc.

James McEntee
FinTech Acquisition Corp. III Parent Corp.
September 14, 2020
Page 3

       Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Derick S. Kauffman